EXHIBIT 99.1

IIJ Announces Partial Amendment of its Articles of Incorporation

TOKYO -- May 24, 2013 -- (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) today announced that at the meeting of the Board of Directors held on May 24, 2013, IIJ resolved to propose the partial amendment of its articles of incorporation at the 21th Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2013, as described below:

1. Reason for amendments

(1) The Company's Board of Directors resolved at the meeting of the Board of Directors held on September 6, 2012, with the effective date of such resolution being October 1, 2012, to adopt the unit share system that sets a share-trading unit as 100 shares and simultaneously conduct a 1:200 stock split, along with the change of the total number of shares authorized to be issued from 377,600 shares to 75,520,000 shares, according to the amendment of the securities listing regulations, etc. of Tokyo Stock Exchange, Inc. in April 2012, whereby listed companies whose number of shares constituting a share-trading unit is a number other than 100 shares or 1,000 shares are obliged to set their number of shares constituting a share-trading unit as 100 shares.

Accordingly, the Company proposes to establish new provisions of Article 8 (Rights Pertaining to Less-than-a-full-unit Shares) and Article 9 (Request to Purchase Less-than-a-full-unit Shares) to stipulate the rights pertaining to shares that do not constitute a full unit of shares.

(2) To make the operations of general meetings of shareholders and Board of Directors' meetings more flexible, regarding Article 14 (Chairman) and Article 20 (Convocation of Meetings of the Board of Directors) of the present Articles of Incorporation, the Company proposes to change the chairman of a general meeting of shareholders and Board of Directors' meetings to be the directors who are each determined in advance by the Board of Directors.

(3) To provide for the effective dates of the establishment of new provisions of Article 8 and Article 9, the Company proposes to establish the new provision of Article 1 of Supplementary Provisions.

(4) Further, following on the foregoing amendments, the necessary amendments will be made, such as renumbering the accompanying provision numbers, additions and deletions of the necessary provisions and phrases, and corrections.

2. Content of amendments

The content of the amendments are as follows:

Present Articles	Proposed Articles
(New Provision)	(Rights Pertaining to Less-than-a-full-unit Shares)
Article 8.
No shareholder of the Company shall exercise any right pertaining to shares that do not constitute a full unit of shares ("Less-than-a-full-unit Shares") that he/she has except the following rights:
(1) Rights granted by the items listed in Article 189 Paragraph 2 of the Companies Act;
(2) A right to make a request pursuant to Article 166 Paragraph 1 of the Companies Act;
(3) A right for allotment of shares for subscription or stock acquisition rights for subscription in proportion to the number of shares owned by a shareholder; and
(4) A right to make a request pursuant to the following article.
(New Provision)	(Request to Purchase Less-than-a-full-unit Shares)
Article 9.
Any shareholder of the Company with Less-than-a-full-unit Shares may request the Company to sell to such shareholder shares that will become a number of full unit of shares together with a number of Less-than-a-full-unit Shares owned by such shareholder, in accordance with the Share Handling Regulations to be prescribed by the Board of Directors.
Article 8	Article 10
(Provisions omitted)	(Unchanged)
Article 13	Article 15
(Chairman)	(Chairman)
Article 14.	Article 16.
The President and Director shall chair a general meeting of shareholders. Should the President and Director be unable to so act, another director shall act in his/her place in the order predetermined by the Board of Directors.	A director designated in advance by the Board of Directors shall chair a general meeting of shareholders. Should such director be unable to so act, another director shall act in his/her place in the order predetermined by the Board of Directors.
Article 15	Article 17
(Provisions omitted)	(Unchanged)
Article 19	Article 21
(Convocation of Meetings of the Board of Directors)	(Convocation of Meetings of the Board of Directors)
Article 20.	Article 22.
Unless otherwise provided for by law, a meeting of the Board of Directors shall be convened and chaired by the President and Director.	Unless otherwise provided for by law, a meeting of the Board of Directors shall be convened and chaired by a director designated in advance by the Board of Directors; provided, however, that when such director is unable to so act, another director shall act in his/her place in the order predetermined by the Board of Directors.
2 The notice of convocation of a meeting of the Board of Directors shall be given to each director and company auditor at least three (3) days prior to the day set for such meeting; provided, however, that this period may be further shortened under pressing circumstances.	2 The notice of convocation of a meeting of the Board of Directors shall be given to each director and company auditor at least three (3) days prior to the day set for such meeting; provided, however, that this period may be further shortened under pressing circumstances.
3 Matters concerning operation of meetings of the Board of Directors, etc. shall be governed by laws and regulations, the Articles of Incorporation and the Regulations of Board of Directors to be prescribed by the Board of Directors.	3 Matters concerning operation of meetings of the Board of Directors, etc. shall be governed by laws and regulations, the Articles of Incorporation and the Regulations of Board of Directors to be prescribed by the Board of Directors.
Article 21	Article 23
(Provisions omitted)	(Unchanged)
Article 35	Article 37
(New Provision)	Supplementary Provisions
Article 1.
The establishment of new provisions of Article 8 and Article 9 shall become effective as of July 1, 2013.
2 These Supplementary Provisions shall be deleted as of July 1, 2013.

3. Schedule for amendment

Scheduled date of the 21th Ordinary General Meeting of Shareholders: Wednesday, June 26, 2013

Scheduled effective date: Wednesday, June 26, 2013

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, the company has built one of the largest Internet backbone networks in Japan that is connected to the United States and the United Kingdom. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: IIJ Investor Relations
         Tel: +81-3-5259-6500 E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir